UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 102228 / January 17, 2025

ADMINISTRATIVE PROCEEDING
File No. 3-21654

In the Matter of **Ameri Metro, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Ameri Metro, Inc. (CIK No. 1534155) ("ARMT" or "Respondent").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Respondent ("Order"), as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds:

1.   ARMT (CIK No. 1534155) is a merged Delaware corporation located in York, Pennsylvania with a class of securities registered with the Commission under Exchange Act Section 12(g). As of August 7, 2023, the common stock of ARMT (Symbol ARMT) was quoted on OTC Link, whose parent company is OTC Markets Group Inc.

2.   ARMT has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended January 31, 2022

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of Ameri Metro, Inc. (Ticker: ARMT; CIK No.: 1534155) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of January 21, 2025.

For the Commission, by its Secretary, pursuant to delegated authority.

Vanessa A. Countryman
Secretary